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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           WELLSTONE ACQUISITION CORP.
                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)


                                      None
                                 (CUSIP Number)


                               Mr. Steven Dempsey
                      President and Chief Executive Officer
                               Pet Quarters, Inc.
                              720 East Front Street
                             Lonoke, Arkansas 72086
                                 (501) 676-9222
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 6, 2000
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].




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                                  SCHEDULE 13D


CUSIP No.    None

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

   (1)      NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Pet Quarters, Inc., 62-1698524
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   (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                             (a)     [ ]
                                                                                                            (b)     [X]
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   (3)      SEC USE ONLY

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   (4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)
            WC
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   (5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

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   (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Arkansas
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                               (7)      SOLE VOTING POWER
          NUMBER OF                     5,000,000
           SHARES          ---------------------------------------------------------------------------------------------------
        BENEFICIALLY           (8)      SHARED VOTING POWER
        OWNED BY EACH                   None
      REPORTING PERSON     ---------------------------------------------------------------------------------------------------
            WITH               (9)      SOLE DISPOSITIVE POWER
                                        5,000,000
                           ---------------------------------------------------------------------------------------------------
                              (10)      SHARED DISPOSITIVE POWER
                                        None
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    (11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,000,000
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    (12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [ ]

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    (13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               100%
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    (14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               CO
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


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ITEM 1.       SECURITY AND ISSUER

              This statement relates to the common stock $.0001 par value ("Common Stock") of Wellstone Acquisition Corp. (the "Issuer"). The Issuer has not sought or received a CUSIP number for its Common Stock. The executive offices of the Issuer were located at 1504 R Street, N.W., Washington, DC 20009, but are now located at 720 East Front Street, Lonoke, Arkansas 72086.


ITEM 2.       IDENTITY AND BACKGROUND

         (a)      Name:   PetQuarters, Inc.

         (b)      Business address:   720 East Front Street, Lonoke, Arkansas
                  72086

         (c)      Present Occupation:   N/A

         (d) Pet Quarters, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) PetQuarters, Inc. was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: PetQuarters, Inc. is organized under the laws of the State of Arkansas.

         The executive officers and directors of PetQuarters, Inc. are Steven Dempsey (Director and President), Gregg Rollins (Chief Financial Officer), and Dino Moshova (Director and Vice President of Technology).

         (a)      Name: Steven Dempsey

         (b)      Business address: 720 East Front Street, Lonoke, Arkansas
                  72086

         (c) Present Occupation: President and Chairman of the Board of PetQuarters, Inc.

         (d) Steven Dempsey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Steven Dempsey was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: United States citizen.


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         (a)      Name: Gregg Rollins

         (b)      Business address: 720 East Front Street, Lonoke, Arkansas
                  72086

         (c)      Present Occupation: Chief Financial Officer of PetQuarters,
                  Inc.

         (d) Gregg Rollins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Gregg Rollins was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: United States citizen.



         (a)      Name: Dino Moshova

         (b)      Business address: 56 Stuart Place, Manhasset, New York 11030

         (c) Present Occupation: Owner and Operator of Moon Bark Web Design and serves as Vice President of Technology and Director of PetQuarters, Inc.

         (d) Dino Moshova has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Dino Moshova was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: United States citizen.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The 5,000,000 shares of Wellstone Acquisition Corp. were acquired for $225,000 and 130,208 shares of PetQuarters, Inc. common stock, $.001 par value.


ITEM 4.       PURPOSE OF TRANSACTION

              The acquisition of Wellstone Acquisition Corp. was undertaken to accomplish or assist in accomplishing two goals of PetQuarters, Inc ("Company"). First, the Company believed at the time of the acquisition that the acquisition and subsequent merger of the Company with Wellstone Acquisition Corp. might assist the Company in becoming a fully reporting company under the Securities Exchange Act of 1934. This goal was subsequently accomplished by clearing all comments on a previously filed Form 10-SB.


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              Second, the Company has, from time to time, considered acquiring additional corporations through mergers for either cash or securities, or both. As a result, the Company believed, and still believes, that Wellstone Acquisition Corp. may serve as a vehicle for assisting in such acquisitions. At the time of the acquisition of Wellstone Acquisition Corp. and on this date, the Company does not have a specific acquisition under consideration that would require the use of Wellstone Acquisition Corp. as an acquisition vehicle.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              Pet Quarters, Inc. owns 5,000,000 shares of Common Stock of Wellstone Acquisition Corp., which represents 100% of the outstanding Common Stock of Wellstone Acquisition Corp.

              During the most recent sixty days, there were no transactions in the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Except with respect to the terms of the acquisition agreement, a copy of which is attached hereto as Exhibit 1, there exists no contract arrangements, understandings or relationships, legal or otherwise, between PetQuarters, Inc., and any other person with respect to any securities of Wellstone Acquisition Corp., including but not limited to the transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Exhibit No. 1 - Wellstone Acquisition Corp. acquisition agreement


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:     April 28, 2000
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Signature:    /s/     Steven Dempsey
              ---------------------------------
              Steven Dempsey, President
              Pet Quarters, Inc.


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                               INDEX TO EXHIBITS

Exhibit No. 1       Wellstone Acquisition Corp. acquisition agreement